EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2014	2014	2013	2014	2013
Earnings:
Net income	$246.9	$117.2	$183.6	$364.1	$346.2
Provision for income taxes – continuing operations	18.1	13.5	29.3	31.6	42.1
Income from discontinued operation, net of taxes	(51.7)	(2.3)	(8.0)	(54.0)	(17.7)
Income from continuing operations, before provision for income taxes	213.3	128.4	204.9	341.7	370.6
Fixed Charges:
Interest and debt expenses on indebtedness	262.2	271.9	262.6	534.1	536.7
Interest factor: one-third of rentals on real and personal properties	1.6	1.9	1.7	3.5	4.4
Total fixed charges for computation of ratio	263.8	273.8	264.3	537.6	541.1
Total earnings before provision for income taxes and fixed charges	$477.1	$402.2	$469.2	$879.3	$911.7
Ratios of earnings to fixed charges	1.81x	1.47x	1.78x	1.64x	1.68x